mwe.com

August 19, 2019

VIA EDGAR AND
FEDERAL EXPRESS

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.
Washington, D.C. 20549

Attention:	Christopher Dunham

Pamela A. Long

Lory Empie

Stephen Kim

Re:	INX Limited (CIK No. 0001725882) Responses to the Staff’s Verbal Comments on Amendment No. 5 to Draft Registration Statement on Form F-1 Submitted May 20, 2019

Dear Mr. Dunham:

On behalf of INX Limited (the “Company”), we are writing to submit this letter as a supplemental response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) relating to the above referenced Amendment No. 5 to Draft Registration Statement on Form F-1 confidentially submitted to the Commission on May 20, 2019 (“Amendment No. 5”). In a phone conversation with you and Ms. Pamela Long on August 1, 2019, you provided verbal comments on Amendment No. 5 and requested that we provide additional information with respect to the those comments.

For ease of review, we have set forth below each comment and the Company’s responses thereto. Capitalized terms used herein but not defined herein have the meanings given to such terms in Amendment No. 5.

Business

Material Agreements

Material Service Agreements

A-Labs Finance and Advisory Ltd. (“A-Labs”), page 62

1.	Please describe the role that A-Labs will play, and specifically the activities that A-Labs will be engaging in during the offering. Please advise us as to whether A-Labs is registered as a broker-dealer and, if not, your basis for determining that A-labs is not required to register as a broker-dealer to engage in these activities. We note that you disclose that A-Labs will receive among other things, a $500,000 cash payment “payable upon completion of an offering under which the Company has raised from U.S. persons not less than $10,000,000.”

Response: Section 3(a)(4)(A) of the Securities Exchange Act of 1934 (the “Exchange Act”) generally defines a “broker” broadly as “any person engaged in the business of effecting transactions in securities for the account of others.” Although such persons may not be directly engaged in the execution of a transaction in securities, the Commission’s Division of Trading and Markets Staff has interpreted the term “broker” broadly to include persons commonly known as “finders” or persons who engage in finding investors for issuers, even in the capacity as a consultant.

The Commission generally uses a territorial approach in applying registration requirements to the international operations of broker-dealers. Under this approach, all broker-dealers physically operating within the United States that induce or attempt to induce securities transactions must register with the Commission, even if their activities are directed only to foreign investors outside of the United States. In addition, foreign broker-dealers that, from outside of the United States, induce or attempt to induce securities transactions by any person in the United States, or that use the means or instrumentalities of interstate commerce of the United States for this purpose, also must register. This includes the use of the internet to offer securities, solicit securities transactions, or advertise investment services to U.S. persons. See Securities Exchange Act Release No. 39779 (March 23, 1998).

In addition, Rule 15a-6 under the Exchange Act provides an exemption from the registration requirements of the Exchange Act for foreign brokers that limit their activities to those permitted under Rule 15a-6. Specifically, Rule 15a-6(a)(4)(v) exempts from registration brokers who “effect transactions in securities with or for, or induces or attempts to induce the purchase or sale of any security by U.S. citizens resident outside the United States, provided that the transactions occur outside the United States, and that the foreign broker or dealer does not direct its selling efforts toward identifiable groups of U.S. citizens resident abroad.”

Pursuant to the Second Amended and Restated Engagement Agreement between the Company and A-Labs, the Company has engaged A-Labs to utilize, on a best efforts basis, outside the United States and with respect to non-US persons only, its global contacts with the investment community to engage institutional and accredited investors to participate as investors in the public offering of the INX Tokens. In this regard, A-Labs activities will be limited to introducing the Company to its network of institutions and accredited investors outside the United States. These introductions will be done on a private basis and not through general solicitation on the part of A-Labs.

Further, A-Labs is to engage in branding and marketing activities, including the design of electronic and printed brand and marketing materials, the design of a website and mobile portals for the offering, and other promotional materials. These services will be provided by A-Labs to the Company, and any distributions of, or solicitations made utilizing, such materials will be conducted by the Company. None of these materials will be distributed by A-Labs, none will bear A-Labs name or logo and A-Labs will not make any general solicitations (whether in the United States or outside the United States) relating to the offering or with regard to providing brokerage services with regard to the offering.

Finally, A-Labs and the Company have agreed that A-Labs’ participation in this offering, including any engagement in marketing or investor introduction activities, must be in compliance with applicable law.

We believe that A-Labs’ activities of facilitating private introductions between the Company and institutional and accredited investors located in foreign countries do not trigger a requirement that A-Labs register as a broker-dealer under the Exchange Act. As noted above, the agreement between A-Labs and the Company prohibits A-Labs from engaging with US persons, whether in the United States or abroad, for purposes of inducing such person to participate in the offering. Further, A-Labs will not engage in general solicitation of the INX Tokens and A-Labs will not engage in general advertising of any broker services with regard to the offering of the INX Tokens. We note that the exemption provided by Rule 15a-6(a)(4)(v) precludes any requirement that A-Labs register as a broker-dealer if interactions with potential investors occur wholly outside the United States and A-Labs does not direct its selling efforts toward identifiable groups of U.S. citizens resident abroad. Because A-Labs is prohibited by contract from directing selling efforts at US persons, we feel that A-Labs’ activities are even further removed from those that would trigger a requirement to register as a broker-dealer under the Exchange Act.

With regard to A-Labs’ participation in the design of marketing materials and development of the INX brand, such activities would not bring A-Labs within the definition of a broker as provided in Section 3(a)(4)(A) of the Exchange Act. Such activities do not constitute a material part of the securities transaction, such as solicitation, negotiation, or execution of the transaction.

Plan of Distribution

Selling Agents and Expenses, page 110

2.	Given its role in distributing securities and the receipt of transaction based compensation for doing so, it appears likely that A-Labs is acting as an underwriter within the meaning of the Securities Act of 1933. Please revise your disclosure to state that A-labs is acting as an underwriter.

Response: In response to the Staff’s comment, we will revise our disclosure in the “Plan of Distribution – Selling Agents and Expenses” section of the registration statement to include a statement that “A-Labs will be deemed to be an ‘underwriter’ within the meaning of the Securities Act, and any commission paid, or any discounts or concessions allowed to, A-Labs will be deemed to be underwriting commissions or discounts under the Securities Act.”

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Please contact me at 212-547-5438 if you have any questions or require any additional information in connection with this letter or the Company’s submission of its Registration Statement on Form F-1.

Sincerely,

/s/ Mark S. Selinger

cc:	Shy Datika, President
Oran Mordechai, Chief Financial Officer

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